Professional Holding Corp. myprobank.com/ir 5100 PGA Blvd, #101 Palm Beach Gardens, FL 33418 (561) 868-9040

September 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:Eric Envall

Re:	Professional Holding Corp. Registration Statement on Form S-3; File No. 333-259233 Request for Acceleration

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-259233) (the “Registration Statement”) filed by Professional Holding Corp. (the “Company”) with the U.S. Securities and Exchange Commission on September 1, 2021.

The Company hereby requests that the Registration Statement be made effective at 4:30 p.m. Eastern Time on September 14, 2021, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.

Please contact Michael C. Sontag of Professional Holing Corp. at (561) 868-9040 or by email at msontag@myprobank.com with any questions you may have concerning this request. Please notify Mr. Sontag when this request for acceleration has been granted.

[SIGNATURE PAGE FOLLOWS]

PROFESSIONAL HOLDING CORP.

By:	/s/ Michael C. Sontag
Name:	Michael C. Sontag
Title:	Secretary

cc:    Brandon C. Price, Wachtell, Lipton, Rosen & Katz